EXHIBIT (a)(5)(D)

www.darden.com
Red Lobster® Olive Garden® Bahama Breeze® Smokey Bones® Seasons 52 ®

NEWS/INFORMATION
Darden Restaurants, Inc	RARE Hospitality International, Inc
Corporate Relations	8215 Roswell Road
P.O. Box 593330	Atlanta, GA 30350
Orlando, FL 32859

Darden Contacts:
(Analysts) Matthew Stroud	(407) 245-6458
(Media) Bob McAdam	(407) 245-5366

RARE Contacts:
(Analysts) W. Douglas Benn	(770) 399-9595

FOR RELEASE

August 31, 2007

8:00 AM ET

DARDEN RESTAURANTS ANNOUNCES COMMENCEMENT OF CASH TENDER

OFFER FOR SHARES OF RARE HOSPITALITY INTERNATIONAL, INC., AND RARE HOSPITALITY INTERNATIONAL, INC. ANNOUNCES COMMENCEMENT OF CONSENT SOLICITATION FOR CONVERTIBLE NOTES

ORLANDO, FL and ATLANTA, GA—On August 31, 2007, Surf & Turf Merger Corp., a wholly owned subsidiary of Darden Restaurants, Inc. (NYSE: DRI), commenced a tender offer to acquire all outstanding shares of common stock of RARE Hospitality International, Inc. (Nasdaq: RARE), at a price of $38.15 per share, in cash, pursuant to a previously announced agreement and plan of merger by and among Darden Restaurants, Inc., Surf & Turf Merger Corp. and RARE Hospitality International, Inc., dated August 16, 2007.

The tender offer is subject to certain conditions set forth in the Offer to Purchase referenced below, including a minimum share tender condition, the expiration or termination of the Hart-Scott-Rodino waiting period, and other customary conditions.

The tender offer and any withdrawal rights to which RARE’s shareholders may be entitled will expire at 12:00 midnight, New York City time, at the end of September 28, 2007, unless the offer is extended.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by Darden with the SEC on August 31, 2007. RARE filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on August 31, 2007 relating to the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from Georgeson Inc., the Information Agent for the tender offer, toll-free at (888) 605-8348 (banks and brokers at (212) 440-9800), or Lehman Brothers Inc., the Dealer Manager for the tender offer, at (888) 610-5877, toll free. Wells Fargo Bank N.A. is acting as Depositary for the tender offer.

On August 31, 2007, RARE commenced a consent solicitation with respect to its 2.50% Convertible Senior Notes due 2026. The purpose of the consent solicitation is to permit RARE to terminate the related registration rights agreement for any reason without the further consent of the parties thereto and to amend certain provisions of the related indenture regarding the disclosure of RARE information. The receipt of consents under the consent solicitation is not a condition to the tender offer for RARE common stock. Copies of the consent solicitation and other related materials are available free of charge from Georgeson Inc., the Information Agent for the consent solicitation, toll-free at (888) 605-8348 (banks and brokers at (212) 440-9800), or Lehman Brothers Inc., the Solicitation Agent for the consent solicitation, at (212) 526-7759. Wells Fargo Bank N.A. is acting as Tabulation Agent for the consent solicitation.

Darden Restaurants, Inc., headquartered in Orlando, FL, owns and operates nearly 1,400 Red Lobster, Olive Garden, Bahama Breeze, Smokey Bones and Seasons 52 restaurants with annual sales of $5.6 billion.

RARE Hospitality International, Inc., headquartered in Atlanta, GA, currently owns, operates and franchises 319 restaurants, including 288 LongHorn Steakhouse restaurants and 29 The Capital Grille restaurants.

Forward-looking statements in this news release are made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements could address future economic performance, restaurant openings, various financial parameters, or similar matters. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to materially differ from those anticipated in the statements. The most significant of these uncertainties are described in Darden Restaurants, Inc.’s and RARE Hospitality International, Inc’s Form 10- K, Form 10-Q and Form 8-K reports (including all amendments to those reports). These risks and uncertainties include successful completion of the proposed acquisition on a timely basis, the impact of regulatory review on the proposed acquisition, the ability to achieve synergies following completion of the proposed acquisition, the impact of intense competition, changing economic or business conditions, the price and availability of food, ingredients and utilities, labor and insurance costs, increased advertising and marketing costs, higher-than-anticipated costs to open or close restaurants, litigation, unfavorable publicity, a lack of suitable locations, government regulations, a failure to achieve growth objectives through the opening of new restaurants or the development or acquisition of new dining concepts, weather conditions, risks associated with Darden’s plans to expand Darden’s newer concepts Bahama Breeze and Seasons 52, the closure and disposition of certain Smokey Bones restaurants and the anticipated sale of the remaining Smokey Bones restaurants, and other factors and uncertainties discussed from time to time in reports filed by Darden with the Securities and Exchange Commission.

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